Incapital LLC
200 South Wacker Drive, Suite 3700
Chicago, Illinois 60606

September 22, 2015

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Incapital Unit Trust, Series 102 (the “Trust”)

(File No. 333-205913 & 811-22581)

Ladies/Gentlemen:

In connection with the response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) regarding the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 and the Investment Company Act of 1940 of shares of beneficial interest of the Trust, we acknowledge that:

1. The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4. The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours.

Incapital Unit Trust, Series 102

By: Incapital LLC

By:   /s/ Thomas Belka

Thomas Belka

Executive Director